UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 Six Flags, Inc.
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             (Exact name of registrant as specified in its charter)

                 Delaware                                     13-3995059
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   (State of incorporation organization)                    (IRS Employer
                                                         Identification No.)

         1540 Broadway; 15th Floor
            New York, New York                                  10036
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 (Address of principal executive offices)                     (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered
-------------------                       ------------------------------

Preferred Stock Purchase Rights           New York Stock Exchange

If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective pursuant    Exchange Act and is effective pursuant
to General Instruction A.(c), please      to General Instruction A.(d), please
check the following box. [X]              check the following box. [ ]

Securities Act registration statement file number to which this form relates:
N/A.

Securities to be registered pursuant to Section 12(g) of the Act:  None.

Item 1.     Description of Registrant's Securities to be Registered.
            -------------------------------------------------------

On December 2, 2008, the Board of Directors of Six Flags, Inc. (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of Common Stock, par value $.025 per share (the "Common Stock"), of the Company. The distribution is payable as of December 17, 2008 to stockholders of record as of the close of business on December 17, 2008. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of preferred stock of the Company, designated as Series A Junior Preferred Stock (the "Preferred Stock") at a price of $1.25 per one one-thousandth (1/1000) of a share ("Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York Mellon, as Rights Agent (the "Rights Agent").

As discussed below, initially the Rights will not be exercisable, Right Certificates (as defined below) will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Company's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of December 17, 2008, by such Common Stock certificate with a copy of this Summary of Rights attached thereto. An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or (D) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause
(i) or (ii)).

Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after December 17, 2008 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of December 17, 2008, with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 2, 2018, unless earlier redeemed by the Company as described below.

The number of shares of Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

The Preferred Stock is non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share and 1000 times the cash dividends declared on the Company's Common Stock. In addition, the Preferred Stock is entitled to 1000 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of liquidation, the holders of Preferred Stock will be entitled to receive for each share, a liquidation payment in an amount equal to the greater of $1,250 or 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Exercise Price.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Exercise Price.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of the Company's preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

The Company may redeem the then outstanding Rights in whole, but not in part, at any time prior to the close of business on the earlier of (i) the time a person has become an Acquiring Person or (ii) the Final Expiration Date, at a price of $.01 per Right ("Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

At least once every three years a committee of independent directors will evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the interests of the Company and its stockholders.

For as long as the Rights are then redeemable, the Company may, except with respect to the redemption price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until a person or group has obtained beneficial ownership of 15% or more of the voting stock.

A copy of the Rights Agreement was filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K on December 8, 2008. A copy of the Rights Plan is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2.     Exhibits.
            --------

Exhibit No.       Description
-----------       -----------

   3.1 Restated Certificate of Incorporation of the Company, dated March 25, 1998 (filed as Exhibit 3 to the Company's Current Report on Form 8-K filed with the Commission on March 26, 1998, and incorporated herein by reference).

   3.2 Certificate of Amendment of Certificate of Incorporation of the Company, dated July 24, 1998 (filed as Exhibit 3(p) to the Company's Form 10-K for the year ended December 31, 1998, and incorporated herein by reference).

   3.3 Certificate of Amendment of Certificate of Incorporation of the Company, dated June 30, 2000 (filed as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference).

   3.4 Certificate of Amendment of Restated Certificate of Incorporation of the Company, dated June 29, 2005 (filed as
                  Exhibit 3.1 to the Company's Form 10-Q for the quarter ended June 30, 2005, and incorporated herein by reference).

   3.5 Amended and Restated By-laws of the Company (filed as Exhibit 3(h) to the Company's Form 10-K for the year ended December 31, 2005, and incorporated by reference herein).

   3.6 Amendment to the Amended and Restated By-laws of the Company (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on April 3, 2006, and incorporated herein by reference).

   3.7 Amendment to the Amended and Restated By-laws of the Company (filed as Exhibit 3.1 to the Company's Current Report on 8-K filed with the Commission on May 30, 2006, and incorporated herein by reference).

   3.8 Second Amended and Restated Certificate of Designations, Preferences and Rights of Series A Junior Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on December 8, 2008, and incorporated herein by reference).

   4.1 Rights Agreement, dated as of December 2, 2008, between Six Flags, Inc. and The Bank of New York Mellon, as Rights Agent (which includes as Exhibit B thereto the Form of Right Certificate) (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on December 8, 2008, and incorporated herein by reference).

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Six Flags, Inc.


                                       By:   /s/ James M. Coughlin
                                          --------------------------------------
                                          Name:  James M. Coughlin
                                          Title: General Counsel

Date: December 8, 2008